Paris, July 29, 2016

Sanofi Announces Q2 2016 Results

	Q2 2016	Change	Change (CER)	H1 2016	Change	Change (CER)
IFRS net sales reported	€8,143m	-5.1%	-0.9%	€15,926m	-4.2%	-0.8%
IFRS net income reported	€1,158m	-11.1%		€2,245m	-3.4%
IFRS EPS reported	€0.90	-10.0%		€1.74	-2.2%
Aggregate Company sales(1)	€8,868m	-4.3%	-0.2%	€17,411m	-3.2%	+0.2%
Business net income(2)	€1,680m	-8.7%	-3.3%	€3,402m	-4.6%	0.0%
Business EPS(2)	€1.31	-7.1%	-2.1%	€2.64	-3.3%	+1.5%

Following the announcement of exclusive negotiations with Boehringer Ingelheim and as per the IFRS 5 presentation requirement for discontinued operations, net income for Sanofi’s Animal Health business (Merial) will be reported on a separate line (“Net income from the held for exchange Animal Health Business”) in the Consolidated Income Statement for Q2 2016 and for H1 2016, and the prior year. Until the closing of the transaction, Sanofi will continue to manage and report the performance of the Animal Health business, which will remain an operating segment consistent with IFRS 8 and be included in the key performance indicators of the Company.

Second quarter financial results and 2016 guidance confirmed

•	Aggregate Company sales(1) decreased 0.2%(3) (down 4.3% at 2016 exchange rates) to €8,868 million. Excluding Venezuela, Aggregate Company sales grew 1.9%

•	IFRS EPS reported was down 10.0% to €0.90

•	Business EPS(2) was down 2.1% at CER to €1.31 and down 7.1% on a reported basis

•	Sanofi continues to expect 2016 Business EPS(2) to be broadly stable(4) at CER, barring unforeseen major adverse events

Performance of Global Business Units (GBU) led by Sanofi Genzyme

•	Strong double-digit growth of Sanofi Genzyme (+20.1%) across multiple sclerosis and rare disease franchises

•	Sanofi Pasteur sales increased +6.3%, despite anticipated supply constraints of Pentacel® in the U.S.

•	General Medicines & Emerging Markets(5) sales declined 5.6%, or down 1.9% excluding Venezuela.

•	Diabetes and Cardiovascular sales were down 3.5%. Global diabetes franchise sales declined 3.2%

•	Animal Health sales were up 9.1% to €725 million, driven by the success of the NexGard® family of products

•	Aggregate sales in Emerging Markets grew 6.7% excluding Venezuela

Major launches update

•	Toujeo® generated worldwide sales of €141 million

•	Praluent® launch advancing globally with approval in Japan and market share improvement in the U.S.

•	Dengvaxia® uptake delayed by recent political changes and economic volatility in Latin America

Key R&D milestones achieved

•	Positive CHRONOS data for dupilumab in atopic dermatitis

•	Adlyxin™ (lixisenatide) approved in the U.S.

•	FDA Advisory Committee recommended approval of LixiLan

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“Our second quarter financial performance was in-line with expectations and reflected anticipated headwinds. Sanofi Genzyme grew 20% and Sanofi Pasteur performed well despite a delay in Dengvaxia® uptake. Recent highlights included the signing of the CHC asset swap, the approval of Praluent® in several countries and positive Phase III CHRONOS data for dupilumab. Following our first half performance, we confirm our broadly stable 2016 Business EPS guidance at CER.”

(1)

Including Merial (see Appendix 10 for definition of Aggregate Company sales) which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations). Additionally, Sanofi comments include Merial for every income statement line using the term “Aggregate”; (2) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 10 for definitions). The consolidated income statement for Q2 2016 and H1 2016 is provided in Appendix 4 and a reconciliation of business net income to IFRS net income reported is set forth in Appendix 3; (3) Percentage changes in net sales and Aggregate sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10); (4) 2015 Business EPS was €5.64;(5) See page 8

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2016 second-quarter and first-half Aggregate Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(7).

In the second quarter of 2016, Aggregate Company sales were €8,868 million, down 4.3% at 2016 exchange rates. Exchange rate movements had a negative effect of 4.1 percentage points with the adverse evolution of the U.S. dollar as well as several emerging market currencies more than offsetting the positive effects from the Japanese Yen. At CER, Aggregate Company sales decreased 0.2%. First-half Aggregate Company sales reached €17,411 million, down 3.2% at 2016 exchange rates. Exchange rate movements had an unfavorable effect of 3.4 percentage points.

This performance included a negative currency impact related to the change of exchange rate applied for the translation of Venezuela operations, resulting from the evolution of the exchange system in February 2016 as well as from the persistent inability to exchange Venezuelan bolivars for U.S. dollars at the privileged official rate(8). In addition, in the second quarter of 2015, Sanofi benefited from a significant increase in product demand in Venezuela, due to buying patterns associated with local market conditions. As a consequence, sales in Venezuela were €6 million in the second quarter of 2016 compared to €199 million in the second quarter of 2015. Excluding Venezuela, Aggregate Company sales increased 1.9% and 2.5% in the second quarter and in the first half of 2016, respectively.

Global Business Units

The table below presents sales by Global Business Units (GBU) and reflects the organization of the Sanofi which became effective as of January 1, 2016. In this organizational structure, all Pharmaceutical sales in Emerging Markets are now included in the General Medicines and Emerging Markets GBU. This new reporting structure simplifies Sanofi, deepens specialization and allows clear focus on growth drivers.

Net Sales by GBU (€ million)	Q2 2016	Change (CER)		H1 2016	Change (CER)
Sanofi Genzyme (Specialty Care)(a)	1,245	+20.1%		2,414	+20.3%
Diabetes & Cardiovascular(a)	1,603	-3.5%		3,102	-4.6%
General Medicines & Emerging Markets(b)	4,498	-5.6	%(c)	8,988	-4.9	%(d)
Sanofi Pasteur (Vaccines)	797	+6.3	%(e)	1,422	+7.1	%(f)
Merial (Animal Health)	725	+9.1%		1,485	+13.2%
Total Aggregate Company sales	8,868	-0.2	%(g)	17,411	+0.2	%(h)

(a)

Does not include Emerging Markets sales- see definition page 8; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care; (c) Excluding Venezuela:-1.9%; (d) Excluding Venezuela: -1.1%; (e) Excluding Venezuela:+7.0%; (f) Excluding Venezuela: +7.8%; (g) Excluding Venezuela:+1.9%; (h) Excluding Venezuela: +2.5%.

Global Franchises

The table below presents sales by global franchises. The performance by franchise provides a bridge to our previous reporting methodology and allows straightforward peer comparisons. Appendix 1 provides a reconciliation of sales by GBU and by franchise.

Net sales by Franchise (€ million)	Q2 2016	Change (CER)		Developed Markets	Change (CER)	Emerging Markets	Change (CER)
Specialty Care	1,493	+19.5	%(a)	1,245	+20.1%	248	+16.8	%(b)
Diabetes & Cardiovascular	1,962	-2.0	%(c)	1,603	-3.5%	359	+4.7	%(d)
Established Products	2,617	-9.7	%(e)	1,676	-10.9%	941	-7.7	%(f)
Consumer Healthcare (CHC)	800	-4.3	%(g)	511	+2.1%	289	-13.0	%(h)
Generics	474	-1.9	%(i)	271	-5.5%	203	+2.6	%(j)
Vaccines	797	+6.3	%(k)	463	+3.8%	334	+9.8	%(l)
Animal Health	725	+9.1%		565	+7.3%	160	+15.6%
Total Aggregate net sales	8,868	-0.2	%(m)	6,334	0.0%	2,534	-0.5	%(n)

(a)

Excluding Venezuela : +20.3%; (b) Excluding Venezuela : +21.1%; (c) Excluding Venezuela : -0.9%; (d) Excluding Venezuela : +11.4%; (e) Excluding Venezuela :-6.6%; (f) Excluding Venezuela: +1.5%; (g) Excluding Venezuela: +0.6%; (h) Excluding Venezuela:-1.8%; (i) Excluding Venezuela: +0.4%; (j) Excluding Venezuela: +8.2%; (k) Excluding Venezuela: +7.0%; (l) Excluding Venezuela: +11.5%; (m) Excluding Venezuela: +1.9%; (n) Excluding Venezuela: +6.7%.

(7)

See Appendix 10 for definitions of financial indicators. (8) In Q2 2016, the exchange rate used was the DICOM rate (628VEF per USD) versus the privileged official CENCOEX rate of 6.3VEF per USD in Q2 2015.

The table below presents sales for global franchise for the first half of 2016.

Net sales by Franchise (€ million)	H1 2016	Change (CER)		Developed Markets	Change (CER)	Emerging Markets	Change (CER)
Specialty Care	2,864	+19.0	%(a)	2,414	+20.3%	450	+13.3	%(b)
Diabetes & Cardiovascular	3,794	-2.8	%(c)	3,102	-4.6%	692	+5.6	%(d)
Established Products	5,208	-9.0	%(e)	3,343	-11.2%	1,865	-5.1	%(f)
Consumer Healthcare (CHC)	1,705	-3.6	%(g)	1,105	+1.8%	600	-11.4	%(h)
Generics	933	+0.6	%(i)	553	0.0%	380	+1.4	%(j)
Vaccines	1,422	+7.1	%(k)	810	-1.7%	612	+20.7	%(l)
Animal Health	1,485	+13.2%		1,177	+10.1%	308	+25.2%
Total Aggregate net sales	17,411	+0.2	%(m)	12,504	-0.4%	4,907	+1.7	%(n)

(a)

Excluding Venezuela : +19.7%; (b) Excluding Venezuela : +17.3%; (c) Excluding Venezuela : -1.8%; (d) Excluding Venezuela : +11.8%; (e) Excluding Venezuela : -5.7%; (f) Excluding Venezuela : +4.9%; (g) Excluding Venezuela: +1.5%; (h) Excluding Venezuela: +1.0%; (i) Excluding Venezuela: +3.3%; (j) Excluding Venezuela: +7.7%; (k) Excluding Venezuela: +7.8%; (l) Excluding Venezuela: +22.7%; (m) Excluding Venezuela: +2.5%; (n) Excluding Venezuela: +9.7%.

Pharmaceuticals

Second-quarter sales for Pharmaceuticals were down 1.7% to €7,346 million impacted by a decrease in Diabetes, CHC and Established Rx Products sales that was partially offset by the Multiple Sclerosis and Rare Disease franchises. Excluding Venezuela, second-quarter sales for Pharmaceuticals were up 0.8%. First-half sales for Pharmaceuticals decreased 1.5% to €14,504 million. Excluding Venezuela, first-half sales for Pharmaceuticals increased 1.0%.

Rare Diseases franchise

Net sales (€ million)	Q2 2016	Change (CER)		H1 2016	Change (CER)
Cerezyme®	199	+8.0	%(a)	381	+5.9	%(b)
Myozyme® / Lumizyme®	182	+13.9%		348	+11.2%
Fabrazyme®	167	+17.8%		316	+12.2%
Aldurazyme®	50	+6.0%		98	+5.1%
Cerdelga®	26	+62.5%		49	+88.5%
Total Rare Diseases	707	+14.2	%(c)	1,353	+11.4	%(d)

(a)	Excluding Venezuela: +9.2%; (b) Excluding Venezuela: +7.9%; (c) Excluding Venezuela: +15.5%; (d) Excluding Venezuela: +12.7%;

In the second quarter, Gaucher (Cerezyme® and Cerdelga®) sales increased 12.1% to €225 million, sustained by Cerezyme® in Emerging Markets (up 27.3% to €70 million) and the increasing contribution of Cerdelga® (€26 million versus €16 million in the second quarter of 2015). In the U.S., second-quarter sales of the Gaucher franchise increased 4.7% to €65 million reflecting declining Cerezyme® sales (€45 million, down 4.1%) which were more than offset by increasing Cerdelga® sales (€20 million, up 33.3%). In Europe, where Cerdelga® is now available in Germany, France, Denmark, and Nordic countries, sales of the Gaucher franchise were €76 million, up 5.5%. In the first-half, Gaucher sales were up 11.1% to €430 million. First half sales of Cerezyme® and Cerdelga® increased 5.9% (to €381 million) and 88.5% to €49 million, respectively.

Sales of Fabrazyme® were up 17.8% to €167 million in the second quarter driven by the U.S. (up 14.5% to €85 million), Europe (up 14.3% to €40 million), Japan and Emerging Markets (up 23.5% to €16 million). First-half sales of Fabrazyme® increased 12.2% to €316 million.

Second-quarter sales of Myozyme®/Lumizyme® increased 13.9% to €182 million, driven by the U.S. (up 15.7% to €58 million) and Europe (up 11.7% to €84 million). In Emerging Markets, sales were up 7.1% to €26 million. First-half sales of Myozyme®/Lumizyme® increased 11.2% to €348 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q2 2016	Change (CER)	H1 2016	Change (CER)
Aubagio®	315	+58.3%	594	+61.0%
Lemtrada®	108	+100.0%	196	+113.8%
Total Multiple Sclerosis	423	+67.3%	790	+71.6%

In the second quarter, sales of Aubagio® increased 58.3% to €315 million driven by the U.S. (up 55.6% to €216 million) and Europe (up 68.8% to €80 million). First-half sales of Aubagio® increased 61.0% to €594 million.

Second-quarter sales of Lemtrada® were €108 million (versus €56 million in the second quarter of 2015), including €56 million in the U.S. (up 96.6%), and €40 million in Europe (versus €21 million in the second quarter of 2015), mainly in the UK and Germany. First-half sales of Lemtrada® were €196 million (versus €94 million in the first half of 2015).

Oncology franchise

Net sales (€ million)	Q2 2016	Change (CER)	H1 2016	Change (CER)
Jevtana®	88	+8.5%	178	+12.6%
Thymoglobulin®	69	+4.3%	134	+10.5%
Taxotere®	46	-21.0%	92	-16.5%
Eloxatin®	44	-15.8%	86	-17.1%
Mozobil®	37	+11.4%	72	+7.2%
Zaltrap®	17	-15.0%	34	-15.0%
Total Oncology	363	-3.6%	721	-1.2%

Second-quarter Oncology sales were €363 million, down 3.6% due to lower sales of Taxotere® and Eloxatin®. First-half sales of Oncology were €721 million, down 1.2%.

Sales of Jevtana® (cabazitaxel) increased 8.5% to €88 million in the second quarter led by the U.S. (up 12.1% to €37 million) and Japan. First-half sales of Jevtana® were up 12.6% to €178 million.

Second-quarter Thymoglobulin® sales increased 4.3% to €69 million supported by the U.S. performance (up 7.9% to €39 million). First-half sales of Thymoglobulin® increased 10.5% to €134 million.

Second-quarter sales of Eloxatin® were down 15.8% to €44 million reflecting generic competition in Canada more than offsetting the performance in China. Over the same period, sales of Taxotere® (docetaxel) decreased 21.0% (to €46 million), impacted by generic competition especially in Japan more than offsetting the performance in China. First-half sales of Taxotere® and Eloxatin® were down 16.5% (€92 million) and down 17.1% (€86 million), respectively.

Diabetes franchise

Net sales (€ million)	Q2 2016	Change (CER)		H1 2016	Change (CER)
Lantus®	1,465	-11.2%		2,860	-11.1%
Toujeo®	141	ns		244	ns
Total glargine	1,606	-3.5%		3,104	-4.3%
Amaryl®	93	-9.2%		181	-7.3%
Apidra®	93	+3.2%		178	0.0%
Insuman®	34	+8.8%		66	+4.5%
BGM (Blood Glucose Monitoring)	17	+6.3%		34	+6.3%
Lyxumia®	8	-10.0%		17	0.0%
Total Diabetes	1,857	-3.2	%(a)	3,591	-3.8	%(b)

(a)	Excluding Venezuela: -2.0%; (b) Excluding Venezuela:-2.8%

In the second quarter, Diabetes franchise sales were down 3.2% to €1,857 million, reflecting lower sales of Lantus® in the U.S. Second-quarter U.S. Diabetes sales were down 7.1% to €1,033 million. Outside the U.S., sales were €824 million, an increase of 2.0% driven by Emerging Markets (up 5.0% to €358 million; excluding Venezuela up 11.7%). Sales in Europe were €338 million, an increase of 0.9% reflecting the performance of Toujeo® which offset lower sales of Lantus®. First-half sales for the Diabetes franchise were €3,591 million down 3.8%.

Second-quarter sales of Sanofi’s glargine (Lantus® and Toujeo®) were €1,606 million, down 3.5%. In the U.S., Sanofi’s glargine sales of €1,002 million were down 6.7%. In Europe, sales of Sanofi’s glargine increased 1.2% to €255 million despite the launch of a biosimilar glargine in several European markets. First-half sales of Sanofi’s glargine were €3,104 million down 4.3%.

Over the quarter, sales of Lantus® were €1,465 million down 11.2%. In the U.S., as anticipated, sales of Lantus® decreased 15.7% to €896 million mainly reflecting lower average net price and patients switching to Toujeo®. In Europe, second-quarter Lantus® sales were €228 million, down 9.1% while in Emerging Markets, sales were €250 million, up 5.3% (up 9.8% excluding Venezuela), driven by China. First-half sales of Lantus® were €2,860 million, down 11.1%.

Second-quarter sales of Toujeo® were €141 million of which €106 million were recorded in the U.S. and €27 million were from Europe. The global roll-out of this product continues and Sanofi expects Toujeo® to be available in over 40 countries by the end of 2016. First-half sales of Toujeo® were €244 million.

Sales of Amaryl® were €93 million (down 9.2%, up 2.1% excluding Venezuela) in the second-quarter of which €74 million were generated in Emerging Markets (down 6.9%). Excluding Venezuela, sales of Amaryl in Emerging Markets increased 8.0%. First-half sales of Amaryl® were €181 million, down 7.3%.

Second-quarter sales of Apidra® were up 3.2% to €93 million, reflecting lower sales in the U.S. (down 11.8% to €30 million), which were more than offset by the performance in Emerging Markets (up 27.8% to €20 million). First-half sales of Apidra® were stable at €178 million.

Cardiovascular franchise

Praluent® (alirocumab, collaboration with Regeneron) was launched in the U.S. in 2015 and in a number of European markets in 2015 and 2016. Second-quarter sales of Praluent® were €21 million of which €18 million were in the U.S. and €3 million in Europe, where the product has recently become commercially available in a few countries (including the UK, Germany, Spain, Netherlands, and Nordic countries). First-half sales of Praluent® were €33 million reflecting current payer restrictions limiting uptake.

Second-quarter sales and first-half sales of Multaq® were €84 million (down 1.1%) and €170 million (up 0.6%), respectively.

Established Rx Products

Net sales (€ million)	Q2 2016	Change (CER)		H1 2016	Change (CER)
Plavix®	392	-25.7%		780	-22.2%
Lovenox®	414	+0.5%		818	-1.7%
Renvela®/Renagel®	208	-7.4%		442	-2.4%
Aprovel®/Avapro®	175	-16.1	%(a)	344	-14.6	%(b)
Synvisc® /Synvisc-One®	109	-3.4%		197	0.0%
Myslee®/Ambien®/Stilnox®	78	+5.4%		148	0.0%
Allegra®	39	-2.7%		114	-7.7%
Other	1,202	-7.4	%(c)	2,365	-7.7	%(d)
Total Established Rx Products	2,617	-9.7	%(e)	5,208	-9.0	%(f)

(a)	Excluding Venezuela: -1.1%; (b) Excluding Venezuela: -1.9%; (c) Excluding Venezuela: -4.5%; (d) Excluding Venezuela: -4.1%; (e) Excluding Venezuela: -6.6%; (f) Excluding Venezuela: -5.7%;

Second-quarter sales of Established Rx Products were €2,617 million, down 9.7%, reflecting lower sales in Venezuela and generic competition to Plavix® in Japan. Excluding Venezuela, sales of Established Rx Products were down 6.6%. In Emerging Markets, sales of Established Rx Products were €941 million, down 7.7% and up 1.5% excluding Venezuela. In Europe and the U.S., sales of Established Rx Products were down 3.0% (to €942 million) and 8.3% (to €374 million), respectively. First-half sales of Established Rx Products decreased 9.0% to €5,208 million and down 5.7% excluding Venezuela.

Second-quarter sales of Lovenox® increased 0.5% to €414 million and 1.6% excluding Venezuela. In Emerging Markets, sales of Lovenox® were up 2.4% to €113 million, and up 6.6% excluding Venezuela. In Europe, sales of the product were down 0.8% to €262 million. In July, two biosimilars containing enoxaparin sodium received positive opinion from the CHMP (European Medicines Agency’s Committee for Medicinal Products for Human Use). First-half sales of Lovenox® were €818 million down 1.7% and down 0.7% excluding Venezuela.

In the second quarter, Plavix® sales declined 25.7% to €392 million due to generic competition in Japan that started in June 2015 (sales in Japan were down 59.1% to €93 million), which was partially offset by the growth in China (up 10.4% to €177 million). First-half sales of Plavix® decreased 22.2% to €780 million.

Second-quarter sales of Renvela®/Renagel® decreased 7.4% to €208 million. In the U.S., sales of the product were €170 million (down 0.6%). Generics of the product are currently marketed in a number of European countries, which resulted in Europe sales of Renvela®/Renagel® down 32.3% to €21 million. Sanofi expects generic competition in the U.S. in 2016. First-half sales of Renvela®/Renagel® were down 2.4% to €442 million.

Sales of Aprovel®/Avapro® were down 16.1% to €175 million in the second quarter. Excluding Venezuela, sales of Aprovel®/Avapro® were down 1.1%. First-half sales of Aprovel®/Avapro® decreased 14.6% to €344 million and 1.9% excluding Venezuela.

In the second quarter and the first half of 2015, sales of Auvi-Q® and Allerject® were €35 million and €52 million, respectively. Sanofi no longer commercializes this product in the U.S. where no sales were recorded in 2016.

Consumer Healthcare

Net sales (€ million)	Q2 2016	Change (CER)		H1 2016	Change (CER)
Allegra®	97	-11.2%		237	-5.0%
Doliprane®	77	+11.4%		154	0.0%
Enterogermina®	43	+27.8%		85	-3.2%
Essentiale®	32	-22.2%		71	-17.9%
Nasacort®	23	-25.0%		68	-6.8%
Lactacyd®	22	-42.9%		41	-32.4%
Maalox®	21	-15.4%		45	-11.1%
No Spa®	19	0.0%		40	+2.3%
Magne B6®	16	-19.0%		36	-4.9%
Dorflex®	15	-15.0%		34	-2.3%
Other CHC Products	435	+0.9%		894	0.0%
Total Consumer Healthcare	800	-4.3	%(a)	1,705	-3.6	%(b)

(a)	Excluding Venezuela: +0.6%; (b) Excluding Venezuela: +1.5%;

Second-quarter Consumer Healthcare (CHC) sales were €800 million, down 4.3%. Excluding Venezuela and the divestiture of smaller products, CHC sales were up 2.7% driven by the strong performance in Australia, Mexico and Argentina, which was partially offset by Russia. Second-quarter sales of CHC in the U.S. were down 0.8% to €229 million reflecting a mild allergy season impacting sales of Allegra® (down 18.3% to €56 million). In Emerging Markets, sales were down 13.0% to €289 million (down 1.8% excluding Venezuela) impacted by lower sales in Russia. In the Rest of the World, second-quarter sales grew 18.0% to €69 million sustained by the allergy franchise and the vitamins business in Australia. Over the quarter, in Europe, sales increased 0.9% to €213 million (impacted by divestitures of small products), buoyed by a strong Doliprane® performance due to a successful DTC campaign. First-half sales of CHC reached €1,705 million, down 3.6% and up 3.4% excluding Venezuela and the divestiture of several small products.

On June 27, 2016, Sanofi and Boehringer Ingelheim announced the signing of contracts to secure the strategic transaction initiated in December 2015 which consists of an exchange of Sanofi’s animal health business and Boehringer Ingelheim’s consumer healthcare business. This step marks a major milestone before closing of the transaction which is expected by year-end 2016 and remains subject to approval by all regulatory authorities in different territories.

Generics

Second-quarter sales of Generics were down 1.9% to €474 million. Excluding Venezuela, sales were up 0.4% driven by Emerging Markets (up 8.2%) offsetting lower sales of the Plavix authorized generic in Japan. First-half sales of Generics increased 0.6% to €933 million (up 3.3% excluding Venezuela).

Vaccines

Net sales (€ million)	Q2 2016	Change (CER)		H1 2016	Change (CER)
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	339	+28.6%		627	+17.1%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	139	-1.4%		261	+10.3%
Adult Booster Vaccines (incl. Adacel ®)	104	-9.3%		184	-12.2%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	96	-10.5%		116	-8.1%
Travel and Other Endemic Vaccines	101	+7.2%		184	+6.1%
Dengvaxia®	1	—		20
Other Vaccines	17	-36.7%		30	-34.7%
Total Vaccines (consolidated sales)	797	+6.3	%*(a)	1,422	+7.1	%*(b)

*	Comparability based on the new presentation of VaxServe sales (see below)
(a)	Excluding Venezuela: +7.0%; (b) Excluding Venezuela: +7.8%;

VaxServe sales

VaxServe is a U.S. entity of the Vaccines segment. VaxServe activities include products distribution in the U.S. in channels that are not the primary focus of Sanofi Pasteur. VaxServe complements its Sanofi Pasteur products offering by distributing vaccines and other products from third party manufacturers. All VaxServe sales were reported on the line Net sales in the past.

In order to provide more relevant published information, VaxServe sales of non-Sanofi products are reported on the line Other revenues in the income statement from January 1, 2016. Accordingly, prior period comparative net sales have been reclassified to the line Other revenues.

The 2015 quarterly and full-year 2015 business P&L as well as sales of GBUs and franchises by geographic region reflecting this reclassification are available on the Investors section of Sanofi’s website.

In the second quarter of 2015 and in full-year 2015, sales of VaxServe(9) of non-Sanofi products were €110 million and €482 million, respectively.

Vaccines

In the second quarter, consolidated vaccines sales were up 6.3% to €797 million driven by the Polio/Pertussis/Hib Vaccines franchise in Emerging Markets and Travel and other endemics vaccines. In the U.S., sales of vaccines decreased 2.3% to €331 million due to increased competitive pressure on Adacel® and lower sales of Menactra® reflecting favorable CDC order phasing in the U.S during the first quarter of 2016. In Emerging Markets sales of vaccines increased 9.8% driven by Pentaxim® and Hexaxim® growth. First-half sales of Sanofi Pasteur were up 7.1% to €1,422 million.

Second quarter sales of Polio/Pertussis/Hib Vaccines were up 28.6% to €339 million. In Emerging Markets, sales of the franchise increased 43.6% to €178 million driven by the growth of Pentaxim® and Hexaxim® in the Middle-East, Africa, Turkey and Mexico. This performance more than offset lower sales of Pentaxim® and Polio vaccines in China due to local market disruption. In the U.S., sales of Polio/Pertussis/Hib Vaccines were down 1.1% to €88 million reflecting a slight decrease in sales of IPV vaccines. Pentacel® sales in the U.S. were €56 million, up 1.8%. As previously communicated, Sanofi Pasteur is experiencing Pentacel® manufacturing delays and is not meeting all current demand. Supply improvements are expected in the second half of 2016. First-half sales of Polio/Pertussis/Hib vaccines increased 17.1% to €627 million.

Dengvaxia®, the world’s first dengue vaccine is now approved in five countries (Mexico, the Philippines, Brazil, El Salvador and Costa Rica). Dengvaxia® was launched in the Philippines in the first quarter and in El Salvador in July. Additionally, a public vaccination program in Paraná State in Brazil was announced in late July and is expected to cover half a million people. Despite these developments, the overall uptake of Dengvaxia® is delayed by recent political changes and economic volatility in Latin America. With only a limited number of public immunization programs confirmed to date in endemic countries and the majority of regulatory approvals still pending in Asia, Dengvaxia® is unlikely to meet Sanofi’s prior sales expectations for 2016. Dengvaxia® sales in the second quarter were limited to private market sales in the Philippines. First-half sales of Dengvaxia® were €20 million corresponding to the sales of the first dose of the first public dengue immunization program in the Philippines in the first quarter of 2016.

Sales of Influenza Vaccines were €96 million, a decrease of 10.5% reflecting lower sales in Brazil due to increased supply of the Butantan Institute.

(9)	Sales of VaxServe in Q2 2016 and first-half 2016 are provided in the Financial Results

Menactra® sales were €126 million, a decrease of 3.0% due to favorable CDC order phasing in the U.S in the first quarter of 2016. First-half sales of Menactra® increased 10.0% to €237 million.

Second-quarter Adult Booster Vaccines sales were down 9.3% to €104 million reflecting increased Adacel® competitive pressure in the U.S. First-half sales of Adult Booster vaccines decreased 12.2% to €184 million.

Second-quarter sales of Travel and Other Endemic Vaccines increased 7.2% to €101 million driven by increased sales of rabies and typhoid vaccines. First-half sales of Travel and Other Endemic Vaccines were up 6.1% to €184 million.

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, increased 9.0% (on a reported basis) to €175 million and 13.4% (on a reported basis) to €340 million in the second quarter and first half of 2016, respectively. In March, Sanofi Pasteur and Merck announced their intent to end their joint vaccines operations in Europe, Sanofi Pasteur MSD, to pursue their own distinct growth strategies in Europe. Sanofi Pasteur and Merck expect the project to be completed by the end of 2016, subject to local labor laws and regulations and regulatory approvals.

Animal Health(10)

Net sales (€ million)	Q2 2016	Change (CER)	H1 2016	Change (CER)
Companion Animal	493	+8.6%	1,022	+14.2%
Production Animal	232	+10.1%	463	+11.1%
Total Animal Health	725	+9.1%	1,485	+13.2%
of which Vaccines	205	+4.9%	417	+11.3%
of which fipronil products	169	-10.3%	350	-7.5%
of which avermectin products	142	+12.2%	312	+10.4%

In the second quarter, Animal Health sales were up 9.1% to €725 million driven by the success of NexGard® family of products, Merial’s next generation flea and tick products for dogs, in the U.S., Europe and Japan.

Second-quarter sales of the Companion Animals segment increased 8.6% to €493 million boosted by the success of NexGard® and NexGard® Spectra which more than offset the decline in the Frontline® family of products. HeartGard® also contributed to growth in the Companion Animals segment.

Sales of the Production Animals segment increased 10.1% to €232 million in the second quarter reflecting strong performance of the Avian business in Emerging Markets as well as Ruminant business in the U.S. and Europe.

Aggregate Company sales by geographic region

Aggregate Sanofi sales (€ million)	Q2 2016	Change (CER)	H1 2016	Change (CER)
United States	3,118	+1.3%	6,084	+1.4%
Emerging Markets(a)	2,534	-0.5%	4,907	+1.7%
of which Latin America	698	-15.1%	1,269	-15.0%
of which Asia	804	+5.3%	1,637	+10.2%
of which Africa, Middle East and South Asia(b)	736	+10.3%	1,404	+11.0%
of which Eurasia(c)	270	+4.3%	529	+6.9%
Europe(d)	2,360	+3.3%	4,732	+2.5%
Rest of the world(e)	856	- 12.3%	1,688	- 12.8%
of which Japan	446	-24.4%	893	-24.9%
Total Aggregate Sanofi sales	8,868	-0.2%	17,411	+0.2%

(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Pakistan, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

In the second quarter, sales in the U.S. increased 1.3% to €3,118 million. The strong performance of the multiple sclerosis franchise (up 62.6%), rare disease franchise (up 12.3%) and Animal Health (up 4.6%) more than offset lower sales of the diabetes franchise (down 7.1%), Vaccines (down 2.3%) and the Auvi-Q® impact.

(10)

Merial is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations). Sanofi will continue to manage and report the performance of Merial, which will remain an operating segment consistent with IFRS 8.

First-half sales in the U.S. increased 1.4% to €6,084 million.

Aggregate sales in Emerging Markets were down 0.5% to €2,534 million in the second quarter. Excluding Venezuela, Aggregate sales in Emerging Markets grew 6.7% driven by Diabetes (up 11.7%), Rare Diseases (up 28.2%), Vaccines (up 11.5%) and Animal Health (up 15.6%). In the Asia region, Aggregate sales were up 5.3% to €804 million in the second quarter. Over the quarter, sales in China increased 2.6% to €512 million; the strong performance of Pharmaceuticals (up 11.7%) was partially offset by lower vaccines sales (-84.9%). In Latin America, second-quarter Aggregate sales were down 15.1% to €698 million and up 5.7% excluding Venezuela driven by sales in Argentina, Colombia and Mexico. Aggregate sales in Brazil were down 3.3% to €280 million impacted by lower sales of Flu vaccines and Renagel®. Aggregate sales in the Eurasia region increased 4.3% to €270 million driven by Turkey. Sales in Russia were down 12.6% to €110 million associated with the CHC business. In Africa, the Middle-East and South Asia, Aggregate sales were up 10.3% to €736 million sustained by the strong performance in Africa (up 16.6%). In the Emerging Markets, first-half sales increased 1.7% to €4,907 million. Excluding Venezuela, Aggregate first-half sales in Emerging Markets grew 9.7%.

Aggregate sales in Europe were up 3.3% to €2,360 million in the second quarter. The performance of Multiple Sclerosis (up 78.3%), Rare Diseases (up 10.7%) and Vaccines (up 34.9%) franchises was partially offset by lower sales of Established Rx products (down 3.0%) mainly impacted by generic competition to Renagel®. In Europe, first-half sales increased 2.5% to €4,732 million.

Aggregate second-quarter sales in Japan decreased 24.4% to €446 million, impacted by generic competition to Plavix® (down 59.1%). In Japan, first-half sales decreased 24.9% to €893 million.

R&D update

Consult Appendix 8 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the first quarter results on April 29, 2016 include the following:

•

In July, the Ministry of Health, Labor and Welfare in Japan granted marketing authorization for Praluent® (alirocumab) for the treatment of uncontrolled low-density lipoprotein cholesterol in certain adult patients with hypercholesterolemia at high cardiovascular risk. The 300mg once-monthly dosing of Praluent® was also filed in U.S. and EU.

•	In July, the file for the Marketing Authorization Application for sarilumab in Rheumatoid Arthritis was accepted for review by the European Medicines Agency (EMA).

•

In May, the Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) of the FDA recommended the approval(11) of the New Drug Application (NDA) for Adlyxin® (lixisenatide) and for the fixed-ratio combination of basal insulin glargine 100 Units/mL and GLP-1 receptor agonist lixisenatide for the treatment of adults with type 2 diabetes. The fixed-ratio combination of basal insulin glargine and GLP-1 receptor agonist lixisenatide is undergoing FDA review, with decisions anticipated in August 2016. Adlyxin® (lixisenatide) was approved in the U.S. at the end of July.

At the end of July 2016, the R&D pipeline contained 44 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 14 are in Phase III or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase III:

•

In June, the results of the pivotal Phase III LixiLan-O and LixiLan-L clinical trials with the investigational titratable fixed-ratio combination of basal insulin glargine 100 Units/mL and lixisenatide in adults with type 2 diabetes were presented at the American Diabetes Association scientific Sessions. Both studies met their primary endpoints, demonstrating statistically superior reduction of HbA1c with the titratable fixed-ratio combination versus comparators (lixisenatide and insulin glargine 100 Units/mL, respectively).

(11)	The members of the Advisory Committee voted 12-2 for an approval of LixiLan

•

In June, Sanofi and Regeneron announced that a one-year Phase III study, known as LIBERTY AD CHRONOS, evaluating investigational dupilumab met its primary and key secondary endpoints. In the study, dupilumab with topical corticosteroids (TCS) was compared to TCS alone in moderate-to-severe atopic dermatitis adult patients. Patients enrolled in the study were inadequately controlled by TCS with or without topical calcineurin inhibitor. Dupilumab with TCS significantly improved measures of overall disease severity at 16 and 52 weeks, when compared to placebo with TCS.

•

Based on the results of the FIRSTANA Phase III study comparing Jevtana® (cabazitaxel) versus Taxotere® (docetaxel) in chemotherapy-naïve metastatic castration resistant prostate cancer, the decision was made not to submit a first line indication for Jevtana® as the results did not provide the level of benefit that is needed for claiming new indication. Jevtana® currently has a second line indication and FIRSTANA was conducted as part of the post marketing commitment with the FDA.

Phase II:

•	SAR439684, a PD-1 inhibitor (alliance with Regeneron), entered Phase II in advanced cutaneous squamous cell carcinoma.

Phase I:

•	It has been decided not to pursue the development of SAR438544, a stable glucagon analog, in diabetes.

2016 second-quarter and first-half Aggregate financial results(12)

Business Net Income(12)

In the second quarter of 2016, Sanofi generated Aggregate sales of €8,868 million, a decrease of 4.3% (down 0.2% at CER). First-half Aggregate sales were €17,411 million, down 3.2% on a reported basis (up 0.2% at CER).

Aggregate other revenues decreased 10.4% to €173 million and include VaxServe sales of non-Sanofi products (down 19.1% to €89 million) following the change in presentation as of January 1, 2016(13). At CER, Aggregate other revenues were down 8.3%. First-half Aggregate other revenues decreased 12.1% to €328 million of which €172 million were generated by VaxServe (down 18.1%)

Aggregate gross profit was €6,276 million, down 3.8% and up 0.2% at CER in the second quarter. The Aggregate gross margin ratio improved by 0.4 percentage points to 70.8% versus the second quarter of 2015. The positive impact from the multiple sclerosis franchise, pharmaceuticals in China and industrial productivity largely offset the negative impact of U.S. Diabetes, and Plavix® generic competition in Japan. Sanofi expects its 2016 Aggregate gross margin ratio to be above 69% and below 70% at CER. In the first half of 2016, the Aggregate gross margin ratio improved by 0.3 percentage points to 70.5% versus the first half of 2015.

Second-quarter Aggregate Research and Development expenses were €1,325 million, an increase of 2.7%. At CER, Aggregate R&D expenses were up 4.6% reflecting in particular the new immuno-oncology alliance with Regeneron. In the first half of 2016, the ratio of Aggregate R&D to Aggregate sales was 1.2 percentage points higher at 15.0% compared to the same period of 2015.

Aggregate selling general and administrative expenses (SG&A) increased 0.1% to €2,650 million in the second quarter. At CER, Aggregate SG&A was up 3.9% mainly reflecting the U.S. launch expenses of Praluent®, and pre-launch costs for sarilumab and dupilumab. The ratio of Aggregate SG&A to Aggregate sales increased 1.3 percentage points to 29.9% compared with the second quarter of 2015. In the first half of 2016, the ratio of Aggregate selling and general expenses to Aggregate sales was 0.8 percentage points higher to 29.1% compared with the first half of 2015.

Second-quarter Aggregate other current operating income net of expenses was -€23 million versus -€20 million for the same period of 2015. In the second quarter of 2015, this line included a foreign exchange loss of €34 million booked in connection with Sanofi‘s Venezuelan operations. First-half Aggregate other current operating income net of expenses was €56 million versus -€87 million in the first half of 2015.

The Aggregate share of profits from associates was stable at €30 million in the second quarter. The Aggregate share of profits from associates included Sanofi’s share in Regeneron profit as well as Sanofi’s share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe). In the first half, the share of profits from associates was €53 million versus €61 million for the same period of 2015.

Aggregate non-controlling interests were -€23 million in the second quarter versus -€29 million in the second quarter of 2015. First-half non-controlling interests were -€50 million versus -€62 million for the same period of 2015.

Aggregate business operating income was €2,285 million, down 11.0%. At CER, Aggregate business operating income decreased 5.8%. The ratio of Aggregate business operating income to Aggregate net sales decreased 1.9 percentage points to 25.8% versus the same period of 2015. First-half Aggregate business operating income was €4,669 million, down 5.9% (or down 1.6% at CER). In the first half of 2016, the ratio of Aggregate business operating income to Aggregate sales decreased 0.8 percentage points to 26.8%.

Net Aggregate financial expenses were €76 million in the second quarter versus €112 million in the second quarter of 2015. In the second quarter of 2016, this line included a limited capital gain on a minor asset sale. First-half net financial expenses were €194 million versus €209 million in the first half of 2015.

Second-quarter and first-half 2016 effective tax rate (including Animal Health) were 24.0% compared with 25.0% in the same periods of 2015.

Second-quarter business net income(12) decreased 8.7% to €1,680 million (down 3.3% at CER). The ratio of business net income to Aggregate sales was 18.9%, a decrease of 1.0 percentage points compared with the second quarter of 2015. First-half business net income decreased 4.6% to €3,402 million, (stable at CER). The ratio of business net income to net sales decreased 0.3 percentage points to 19.5% compared to the first half of 2015.

(12)

See Appendix 4 for 2016 second-quarter and 2016 first-half Consolidated income statement; see Appendix 10 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

(13)	See page 7, chapter on Vaccines

In the second quarter of 2016, business earnings per share(12) (EPS) was €1.31, a decrease of 7.1% on a reported basis and 2.1% at CER. The average number of shares outstanding was 1,286.8 million in the second quarter of 2016 versus 1,305.9 million in the second quarter of 2015. In the first half of 2016, business earnings per share(12) was €2.64, down 3.3% on a reported basis and up 1.5% at CER. The average number of shares outstanding was 1,287.6 million in the first half versus 1,307.2 million in the first half of 2015.

2016 guidance

Sanofi continues to expect 2016 Business EPS to be broadly stable at CER, barring unforeseen major adverse events. In addition, the currency impact on 2016 full-year business EPS is estimated to be around -4%, applying June 2016 average rates to the two remaining quarters of 2016.

From business net income to IFRS net income reported (see Appendix 3)

In the first half of 2016, the main reconciling items between business net income and IFRS net income reported were:

•

A €877 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €276 million and Genzyme: €431 million) and to acquired intangible assets (licenses/products: €68 million). A €433 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €136 million and, Genzyme: €213 million), and to acquired intangible assets (licenses/products: €34 million) was booked in the second quarter. These items have no cash impact on the Company.

•	An impairment of intangible assets of €52 million recorded in the second quarter linked to small products. This item has no cash impact on the Company.

•

A charge of €67 million (of which €38 million in the second quarter) reflecting an increase of Bayer contingent considerations linked to Lemtrada® (charge of €41 million, of which €12 million on the second quarter) and CVR fair value adjustment.

•	Restructuring costs of €627 million (including €127 million in the second quarter mainly related to transformation in Europe and North America).

•

A €548 million tax effect arising from the items listed above, comprising €307 million of deferred taxes generated by amortization charged against intangible assets, €210 million associated with restructuring costs, €16 million associated with impairment of intangible assets and €15 million associated with fair value remeasurement of contingent consideration liabilities The second quarter tax effect was €210 million, including €151 million of deferred taxes generated by amortization charged against intangible assets, €39 million associated with restructuring costs and a charge of €16 million associated with impairment of intangible asset (see Appendix 3).

•

In “Share of profits/losses from associates and joint-ventures”, an income of €54 million net of tax (which included a charge of €16 million related to second quarter of 2016), mainly relating to the share of fair-value re-measurement on asset and liabilities of associates and the share of amortization of intangible assets of acquired associates and joint-ventures. This item has no cash impact on the Company.

•	A tax of €113 million on dividends paid to shareholders of Sanofi.

•

In Animal Health items, a net expense of €13 million (which included an income of €58 million related to the second quarter of 2016), mainly relating to a change in deferred tax charge resulting from taxable temporary differences relating to investments in subsidiaries since it is likely that these differences will reverse.

(12)

See Appendix 4 for 2016 second-quarter and 2016 first-half Consolidated income statement; see Appendix 10 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

Capital Allocation

In the first half of 2016, net cash generated by operating activities decreased by 17.6% to €2,541 million after capital expenditures of €700 million and an increase in working capital of €753 million. This net Cash Flow has contributed to finance a share repurchase (€1,403 million), dividend paid by Sanofi (€3,759 million), acquisitions and partnerships net of disposals (€663 million) and restructuring costs and similar items (€347 million). As a consequence, net debt increased from €7,254 million at December 31, 2015 to €11,001 million at the end of June 2016 (amount net of €6,076 million cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2016 second-quarter and 2016 first-half net sales and Aggregate Company sales by GBU, by franchise, by geographic region and product

Appendix 2: Appendix 3:	2016 second-quarter and 2016 first-half Business income statement Reconciliation of Business net income to IFRS net income reported

Appendix 4 Appendix 5: Appendix 6:	2016 second-quarter and 2016 first-half Consolidated income statement Change in net debt Simplified consolidated balance sheet

Appendix 7: Appendix 8: Appendix 9:	2016 currency sensitivity R&D pipeline Expected R&D milestones

Appendix 10:	Definitions of non-GAAP financial indicators

Appendix 1: 2016 second-quarter net sales and Aggregate Company sales by GBU, by franchise by geographic region and product

Q2 2016 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	306	57.6%	54.5%	80	68.8%	216	55.6%	10	25.0%	9	83.3%	315	58.3%	54.4%
Lemtrada	103	100.0%	94.3%	40	100.0%	56	96.6%	7	133.3%	5	100.0%	108	100.0%	92.9%
Total MS	409	66.5%	62.9%	120	78.3%	272	62.6%	17	54.5%	14	88.9%	423	67.3%	62.7%
Cerezyme	129	-1.5%	-3.0%	71	0.0%	45	-4.1%	13	0.0%	70	27.3%	199	8.0%	0.0%
Cerdelga	26	62.5%	62.5%	5	400.0%	20	33.3%	1	—	0	—	26	62.5%	62.5%
Myozyme	156	15.3%	13.9%	84	11.7%	58	15.7%	14	44.4%	26	7.1%	182	13.9%	10.3%
Fabrazyme	151	17.1%	17.1%	40	14.3%	85	14.5%	26	33.3%	16	23.5%	167	17.8%	14.4%
Aldurazyme	36	8.8%	5.9%	19	0.0%	11	0.0%	6	100.0%	14	0.0%	50	6.0%	0.0%
Total Rare Disease	570	12.5%	11.1%	236	10.7%	249	12.3%	85	18.3%	137	20.9%	707	14.2%	9.3%
Taxotere	12	-47.8%	-47.8%	1	0.0%	1	0.0%	10	-55.0%	34	-5.1%	46	-21.0%	-25.8%
Jevtana	83	10.8%	12.2%	36	-2.8%	37	12.1%	10	100.0%	5	-12.5%	88	8.5%	7.3%
Eloxatine	7	-66.7%	-70.8%	1	0.0%	0	-100.0%	6	-68.2%	37	21.2%	44	-15.8%	-22.8%
Thymoglobulin	56	9.4%	5.7%	11	0.0%	39	7.9%	6	50.0%	13	-12.5%	69	4.3%	0.0%
Mozobil	35	9.1%	6.1%	11	10.0%	23	14.3%	1	-50.0%	2	50.0%	37	11.4%	5.7%
Zaltrap	16	-20.0%	-20.0%	12	-7.7%	3	-50.0%	1	0.0%	1	—	17	-15.0%	-15.0%
Total Oncology	266	-6.6%	-8.0%	85	-3.4%	142	2.8%	39	-33.3%	97	5.0%	363	-3.6%	-6.9%
Sanofi Genzyme (Specialty Care)	1,245	20.1%	18.2%	441	19.9%	663	25.8%	141	-0.7%	248	16.8%	1,493	19.5%	15.1%
Lantus	1,215	-14.2%	-15.8%	228	-9.1%	896	-15.7%	91	-10.6%	250	5.3%	1,465	-11.2%	-14.3%
Apidra	73	-2.7%	-2.7%	32	3.2%	30	-11.8%	11	10.0%	20	27.8%	93	3.2%	0.0%
Amaryl	19	-18.2%	-13.6%	8	33.3%	0	—	11	-37.5%	74	-6.9%	93	-9.2%	-14.7%
Insuman	23	-4.0%	-8.0%	22	-12.0%	0	-100.0%	1	-300.0%	11	44.4%	34	8.8%	0.0%
Toujeo	140	992.3%	976.9%	27	2600.0%	106	881.8%	7	600.0%	1	—	141	1000.0%	984.6%
Total Diabetes	1,499	-5.1%	-6.7%	338	0.9%	1,033	-7.1%	128	-3.7%	358	5.0%	1,857	-3.2%	-6.6%
Multaq	83	0.0%	-2.4%	12	20.0%	70	-4.1%	1	100.0%	1	-50.0%	84	-1.1%	-3.4%
Praluent	21	—	—	3	—	18	—	0	—	0	—	21	—	—
Total Cardiovascular	104	25.9%	22.4%	15	50.0%	88	20.3%	1	200.0%	1	-50.0%	105	24.1%	20.7%
Diabetes & Cardiovascular	1,603	-3.5%	-5.2%	353	2.3%	1,121	-5.4%	129	-2.2%	359	4.7%	1,962	-2.0%	-5.4%
Plavix	392	-25.7%	-28.1%	43	-10.4%	0	—	107	-55.2%	242	-4.4%	392	-25.7%	-28.1%
Lovenox	414	0.5%	-4.4%	262	-0.8%	14	-11.8%	25	12.5%	113	2.4%	414	0.5%	-4.4%
Renagel / Renvela	208	-7.4%	-10.0%	21	-32.3%	170	-0.6%	7	28.6%	10	-42.1%	208	-7.4%	-10.0%
Aprovel	175	-16.1%	-21.9%	33	-12.8%	2	-60.0%	35	2.7%	105	-20.3%	175	-16.1%	-21.9%
Allegra	39	-2.7%	5.4%	3	0.0%	0	—	36	-3.0%	0	—	39	-2.7%	5.4%
Myslee / Ambien / Stilnox	78	5.4%	5.4%	11	0.0%	24	47.1%	30	-15.6%	13	7.1%	78	5.4%	5.4%
Synvisc / Synvisc One	109	-3.4%	-6.0%	9	0.0%	84	-3.3%	5	0.0%	11	-7.7%	109	-3.4%	-6.0%
Depakine	104	2.8%	-3.7%	41	0.0%	0	—	3	0.0%	60	4.8%	104	2.8%	-3.7%
Tritace	63	-7.1%	-10.0%	39	-4.8%	0	—	2	0.0%	22	-11.1%	63	-7.1%	-10.0%
Lasix	43	-6.4%	-8.5%	19	-5.0%	0	-100.0%	10	-9.1%	14	0.0%	43	-6.4%	-8.5%
Targocid	38	-4.8%	-9.5%	19	-14.3%	0	—	1	50.0%	18	0.0%	38	-4.8%	-9.5%
Orudis	24	-37.2%	-44.2%	5	25.0%	0	—	0	-66.7%	19	-41.7%	24	-37.2%	-44.2%
Cordarone	32	3.0%	-3.0%	7	14.3%	0	—	8	-12.5%	17	5.6%	32	3.0%	-3.0%
Xatral	27	26.1%	17.4%	10	0.0%	0	—	1	0.0%	16	50.0%	27	26.1%	17.4%
Other Rx Drugs	871	-8.6%	-12.2%	420	-0.7%	80	-28.4%	90	-15.8%	281	-9.5%	871	-8.6%	-12.2%
Total Established Rx Products	2,617	-9.7%	-13.3%	942	-3.0%	374	-8.3%	360	-29.0%	941	-7.7%	2,617	-9.7%	-13.3%
Consumer Healthcare	800	-4.3%	-10.1%	213	0.9%	229	-0.8%	69	18.0%	289	-13.0%	800	-4.3%	-10.1%
Generics	474	-1.9%	-8.8%	206	-0.5%	45	-10.0%	20	-34.5%	203	2.6%	474	-1.9%	-8.8%
Total Emerging Markets Specialty Care	248	16.8%	1.6%							248	16.8%
Total Emerging Markets Diabetes & Cardiovascular	359	4.7%	-6.5%							359	4.7%
General Medicines & Emerging Markets	4,498	-5.6%	-11.0%	1,361	-2.0%	648	-5.9%	449	-24.3%	2,040	-3.0%
Total Pharmaceuticals	7,346	-1.7%	-5.8%	2,155	2.5%	2,432	1.3%	719	-16.9%	2,040	-3.0%	7,346	-1.7%	-5.8%
Polio / Pertussis / Hib	339	28.6%	24.2%	35	45.8%	88	-1.1%	38	37.0%	178	43.6%	339	28.6%	24.2%
Adult Booster Vaccines	104	-9.3%	-11.9%	12	20.0%	76	-10.5%	6	16.7%	10	-31.3%	104	-9.3%	-11.9%
Meningitis/Pneumonia	139	-1.4%	-4.1%	3	—	105	-5.3%	5	100.0%	26	-3.3%	139	-1.4%	-4.1%
Influenza Vaccines	96	-10.5%	-15.8%	0	-100.0%	0	—	15	36.4%	81	-14.7%	96	-10.5%	-15.8%
Travel And Other Endemics Vaccines	101	7.2%	4.1%	8	14.3%	45	48.4%	12	-31.3%	36	-9.3%	101	7.2%	4.1%
Dengue	1	—	—	0	—	0	—	0	—	1	—	1	—	—
Vaccines	797	6.3%	2.6%	57	34.9%	331	-2.3%	75	15.4%	334	9.8%	797	6.3%	2.6%
Total Company	8,143	-0.9%	-5.1%	2,212	3.2%	2,763	0.9%	794	-14.6%	2,374	-1.4%	8,143	-0.9%	-5.1%
Animal Health	725	9.1%	4.9%	148	4.9%	355	4.6%	62	33.3%	160	15.6%	725	9.1%	4.9%
Total Aggregate Company Sales	8,868	-0.2%	-4.3%	2,360	3.3%	3,118	1.3%	856	-12.3%	2,534	-0.5%	8,868	-0.2%	-4.3%

(1)

Including Animal Health business (See Appendix 8 for the definition of Aggregate Company sales) which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations); (2) See definition page 7

Appendix 1: 2016 first-half net sales and Aggregate Company sales by GBU, by franchise by geographic region and product

H1 2016 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	578	60.3%	59.2%	154	84.5%	404	52.8%	20	57.1%	16	81.8%	594	61.0%	58.8%
Lemtrada	188	112.2%	108.9%	75	92.5%	102	126.7%	11	140.0%	8	150.0%	196	113.8%	108.5%
Total MS	766	70.6%	69.1%	229	87.1%	506	63.5%	31	78.9%	24	100.0%	790	71.6%	68.8%
Cerezyme	255	-2.7%	-3.4%	142	1.4%	89	-9.1%	24	0.0%	126	24.2%	381	5.9%	-1.8%
Cerdelga	49	88.5%	88.5%	8	700.0%	39	56.0%	2	—	0	—	49	88.5%	88.5%
Myozyme	302	12.6%	11.9%	163	10.0%	113	14.1%	26	23.8%	46	3.9%	348	11.2%	8.4%
Fabrazyme	289	13.8%	14.2%	77	14.7%	164	11.6%	48	21.1%	27	0.0%	316	12.2%	10.1%
Aldurazyme	71	5.9%	4.4%	38	2.6%	21	5.0%	12	20.0%	27	3.3%	98	5.1%	0.0%
Total Rare Disease	1,108	10.5%	10.2%	464	10.9%	486	9.7%	158	12.3%	245	14.9%	1,353	11.4%	7.4%
Taxotere	28	-39.1%	-39.1%	2	-25.0%	2	-33.3%	24	-41.0%	64	-1.4%	92	-16.5%	-20.0%
Jevtana	167	13.8%	15.2%	71	-5.3%	75	25.0%	21	90.0%	11	0.0%	178	12.6%	11.9%
Eloxatine	20	-54.3%	-56.5%	2	0.0%	0	-100.0%	18	-54.8%	66	9.2%	86	-17.1%	-22.5%
Thymoglobulin	107	9.1%	8.1%	20	0.0%	76	10.0%	11	22.2%	27	16.0%	134	10.5%	8.1%
Mozobil	68	9.5%	7.9%	21	5.0%	44	12.8%	3	0.0%	4	-16.7%	72	7.2%	4.3%
Zaltrap	32	-17.9%	-17.9%	24	-7.7%	7	-41.7%	1	0.0%	2	100.0%	34	-15.0%	-15.0%
Total Oncology	540	-3.0%	-3.2%	166	-5.1%	285	7.9%	89	-25.0%	181	4.2%	721	-1.2%	-3.5%
Sanofi Genzyme (Specialty Care)	2,414	20.3%	19.7%	859	20.1%	1,277	25.6%	278	1.1%	450	13.3%	2,864	19.0%	15.7%
Lantus	2,382	-14.2%	-14.6%	464	-6.4%	1,739	-16.7%	179	-6.6%	478	5.8%	2,860	-11.1%	-13.1%
Apidra	138	-7.4%	-7.4%	63	3.3%	55	-20.3%	20	5.3%	40	31.4%	178	0.0%	-3.3%
Amaryl	36	-18.6%	-16.3%	16	23.1%	1	0.0%	19	-37.9%	145	-4.3%	181	-7.3%	-12.1%
Insuman	44	-8.2%	-10.2%	43	-10.4%	1	0.0%	0	—	22	38.9%	66	4.5%	-1.5%
Toujeo	243	1120.0%	1115.0%	46	4500.0%	184	927.8%	13	1200.0%	1	—	244	1125.0%	1120.0%
Total Diabetes	2,902	-6.0%	-6.4%	676	2.4%	1,983	-9.0%	243	-2.0%	689	5.7%	3,591	-3.8%	-6.1%
Multaq	167	0.6%	0.0%	23	9.5%	143	-0.7%	1	0.0%	3	0.0%	170	0.6%	0.0%
Praluent	33	—	—	6	—	27	—	0	—	0	—	33	—	—
Total Cardiovascular	200	21.0%	19.8%	29	38.1%	170	18.1%	1	50.0%	3	0.0%	203	20.6%	19.4%
Diabetes & Cardiovascular	3,102	-4.6%	-5.1%	705	3.5%	2,153	-7.3%	244	-1.6%	692	5.6%	3,794	-2.8%	-5.0%
Plavix	780	-22.2%	-24.1%	85	-10.5%	1	—	211	-53.9%	483	3.2%	780	-22.2%	-24.1%
Lovenox	818	-1.7%	-6.1%	524	-0.4%	29	-32.6%	47	6.3%	218	-0.8%	818	-1.7%	-6.1%
Renagel / Renvela	442	-2.4%	-3.3%	43	-35.8%	364	7.4%	15	21.4%	20	-40.5%	442	-2.4%	-3.3%
Aprovel	344	-14.6%	-19.1%	66	-13.0%	6	-25.0%	61	-12.2%	211	-15.4%	344	-14.6%	-19.1%
Allegra	114	-7.7%	-2.6%	5	-14.3%	0	—	109	-7.3%	0	—	114	-7.7%	-2.6%
Myslee / Ambien / Stilnox	148	0.0%	-0.7%	22	-4.3%	39	14.3%	60	-11.1%	27	10.7%	148	0.0%	-0.7%
Synvisc / Synvisc One	197	0.0%	-2.0%	17	0.0%	151	-1.9%	7	0.0%	22	13.6%	197	0.0%	-2.0%
Depakine	206	2.8%	-2.8%	81	-1.2%	0	—	7	14.3%	118	4.9%	206	2.8%	-2.8%
Tritace	125	-11.0%	-13.8%	79	-4.8%	0	—	2	-50.0%	44	-18.6%	125	-11.0%	-13.8%
Lasix	77	-11.2%	-13.5%	38	-2.6%	0	-100.0%	12	-42.1%	27	3.4%	77	-11.2%	-13.5%
Targocid	75	-3.7%	-8.5%	39	-7.1%	0	—	3	0.0%	33	0.0%	75	-3.7%	-8.5%
Orudis	50	-38.7%	-46.2%	9	0.0%	0	—	2	0.0%	39	-44.4%	50	-38.7%	-46.2%
Cordarone	63	-1.5%	-6.0%	14	0.0%	0	—	15	-12.5%	34	2.8%	63	-1.5%	-6.0%
Xatral	54	18.8%	12.5%	19	0.0%	0	—	2	0.0%	33	34.6%	54	18.8%	12.5%
Other Rx Drugs	1,715	-8.0%	-11.3%	834	-3.1%	154	-26.8%	171	-14.9%	556	-6.5%	1,715	-8.0%	-11.3%
Total Established Rx Products	5,208	-9.0%	-12.0%	1,875	-4.3%	744	-5.8%	724	-29.2%	1,865	-5.1%	5,208	-9.0%	-12.0%
Consumer Healthcare	1,705	-3.6%	-8.8%	455	-3.6%	513	3.6%	137	15.3%	600	-11.4%	1,705	-3.6%	-8.8%
Generics	933	0.6%	-6.5%	413	1.0%	94	3.3%	46	-13.7%	380	1.4%	933	0.6%	-6.5%
Total Emerging Markets Specialty Care	450	13.3%	-2.0%							450	13.3%
Total Emerging Markets Diabetes & Cardiovascular	692	5.6%	-4.8%							692	5.6%
General Medicines & Emerging Markets	8,988	-4.9%	-9.9%	2,743	-3.4%	1,351	-1.8%	907	-23.8%	3,987	-2.0%
Total Pharmaceuticals	14,504	-1.5%	-4.9%	4,307	1.7%	4,781	1.4%	1,429	-16.5%	3,987	-2.0%	14,504	-1.5%	-4.9%
Polio / Pertussis / Hib	627	17.1%	13.0%	58	56.8%	148	-28.5%	63	19.2%	358	47.5%	627	17.1%	13.0%
Adult Booster Vaccines	184	-12.2%	-13.6%	26	44.4%	127	-19.5%	13	18.2%	18	-20.0%	184	-12.2%	-13.6%
Meningitis/Pneumonia	261	10.3%	7.9%	3	200.0%	204	10.2%	8	100.0%	46	0.0%	261	10.3%	7.9%
Influenza Vaccines	116	-8.1%	-14.7%	1	0.0%	3	-250.0%	20	40.0%	92	-18.0%	116	-8.1%	-14.7%
Travel And Other Endemics Vaccines	184	6.1%	2.8%	16	-11.1%	69	38.0%	23	-19.4%	76	0.0%	184	6.1%	2.8%
Dengue	20	—	—	0	—	0	—	0	—	20	—	20	—	—
Vaccines	1,422	7.1%	3.5%	105	39.5%	575	-9.2%	130	12.7%	612	20.7%	1,422	7.1%	3.5%
Total Company	15,926	-0.8%	-4.2%	4,412	2.3%	5,356	0.1%	1,559	-14.6%	4,599	0.5%	15,926	-0.8%	-4.2%
Animal Health	1,485	13.2%	10.1%	320	4.2%	728	11.8%	129	16.8%	308	25.2%	1,485	13.2%	10.1%
Total Aggregate Company Sales	17,411	0.2%	-3.2%	4,732	2.5%	6,084	1.4%	1,688	-12.8%	4,907	1.7%	17,411	0.2%	-3.2%

(1)

Including Animal Health business (See Appendix 8 for the definition of Aggregate Company sales) which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current assets held for sale and discontinued operations); (2) See definition page 7

Appendix 2: 2016 Second-quarter and first-half Business net income statement

Second quarter 2016	Pharmaceuticals			Vaccines			Others		Total Company		Animal Health(1)			Total: aggregate basis(2)
€ million	Q2 2016	Q2 2015%		Q2 2016	Q2 2015%		Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015%		Q2 2016	Q2 2015%
Net sales	7,346	7,800	(5.8%)	797	777	2.6%	—	—	8,143	8,577	725	691	4.9%	8,868	9,268	(4.3%)
Other revenues(3)	68	67	1.5%	97	118	(17.8%)	—	—	165	185	8	8		173	193	(10.4%)
Cost of sales	(2,046)	(2,252)	(9.1%)	(477)	(450)	(6.0%)	—	—	(2,523)	(2,702)	(242)	(236)	2.5%	(2,765)	(2,938)	(5.9%)
As % of net sales	(27.9%)	(28.9%)		(59.8%)	(57.9%)		—	—	(31.0%)	(31.5%)	(33.4%)	(34.2%)		(31.2%)	(31.7%)
Gross profit	5,368	5,615	(4.4%)	417	445	(6.3%)	—	—	5,785	6,060	491	463	6.0%	6,276	6,523	(3.8%)
As % of net sales	73.1%	72.0%		52.3%	57.3%		—	—	71.0%	70.7%	67.7%	67.0%		70.8%	70.4%
Research and development expenses	(1,138)	(1,104)	3.1%	(141)	(142)	(0.7%)	—	—	(1,279)	(1,246)	(46)	(44)	4.5%	(1,325)	(1,290)	2.7%
As % of net sales	(15.5%)	(14.2%)		(17.7%)	(18.3%)		—	—	(15.7%)	(14.5%)	(6.3%)	(6.4%)		(14.9%)	(13.9%)
Selling and general expenses	(2,215)	(2,216)	(0.0%)	(182)	(188)	(3.2%)	—	—	(2,397)	(2,404)	(253)	(244)	3.7%	(2,650)	(2,648)	0.1%
As % of net sales	(30.2%)	(28.4%)		(22.8%)	(24.2%)		—	—	(29.4%)	(28.0%)	(34.9%)	(35.3%)		(29.9%)	(28.6%)
Other current operating income /expenses	3	(11)		(1)	1		(25)	(15)	(23)	(25)	—	5		(23)	(20)
Share of profit/loss of associates* and joint ventures	28	29		2	1		—	—	30	30	—	—		30	30
Net income attributable to non-controlling interests	(23)	(29)		—	—		—	—	(23)	(29)	—	—		(23)	(29)
Business operating income	2,023	2,284	(11.4%)	95	117	(18.8%)	(25)	(15)	2,093	2,386	192	180	6.7%	2,285	2,566	(11.0%)
As % of net sales	27.5%	29.3%		11.9%	15.1%				25.7%	27.8%	26.5%	26.0%		25.8%	27.7%
											Financial income and expenses(4)			(76)	(112)
											Income tax expense(4)			(529)	(614)
											Tax rate**			24.0%	25.0%
											Business net income			1,680	1,840	(8.7%)
											As % of net sales			18.9%	19.9%
											Business earnings per share*** (in euros)			1.31	1.41	(7.1%)

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,286.8 million in the second quarter of 2016 and 1,305.9 million in the second quarter of 2015.
(1)

Pursuant to IFRS 5 presentation requirement as “discontinued operations”, Animal Health business net result is reported on the single income statement line Net income from the held-for-exchange Animal Health business for 2016 and prior years. Until the closing of the transaction, Animal Health remains an operating segment of the Company.

(2)

Including Animal Health Business which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations). Additionally, Sanofi comments include Animal Health Business for every income statement line using “aggregate” wording.

(3)

As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

(4)	Aggregate amount including Animal Health business.

First half 2016	Pharmaceuticals			Vaccines			Others		Total Company		Animal Health(1)			Total: aggregate basis(2)
€ million	H1 2016	H1 2015%		H1 2016	H1 2015%		H1 2016	H1 2015	H1 2016	H1 2015	H1 2016	H1 2015%		H1 2016	H1 2015%
Net sales	14,504	15,255	(4.9%)	1,422	1,374	3.5%	—	—	15,926	16,629	1,485	1,349	10.1%	17,411	17,978	(3.2%)
Other revenues(3)	122	129	(5.4%)	188	224	(16.1%)	—	—	310	353	18	20	(10.0%)	328	373	(12.1%)
Cost of sales	(4,143)	(4,442)	(6.7%)	(827)	(826)	0.1%	—	—	(4,970)	(5,268)	(488)	(456)	7.0%	(5,458)	(5,724)	(4.6%)
As % of net sales	(28.6%)	(29.1%)		(58.2%)	(60.1%)		—	—	(31.2%)	(31.7%)	(32.9%)	(33.8%)		(31.3%)	(31.8%)
Gross profit	10,483	10,942	(4.2%)	783	772	1.4%	—	—	11,266	11,714	1,015	913	11.2%	12,281	12,627	(2.7%)
As % of net sale	72.3%	71.7%		55.1%	56.2%		—	—	70.7%	70.4%	68.4%	67.7%		70.5%	70.2%
Research and development expenses	(2,246)	(2,143)	4.8%	(268)	(262)	2.3%	—	—	(2,514)	(2,405)	(89)	(84)	6.0%	(2,603)	(2,489)	4.6%
As % of net sales	(15.5%)	(14.0%)		(18.8%)	(19.1%)		—	—	(15.8%)	(14.5%)	(6.0%)	(6.2%)		(15.0%)	(13.8%)
Selling and general expenses	(4,261)	(4,310)	(1.1%)	(348)	(344)	1.2%	—	—	(4,609)	(4,654)	(459)	(432)	6.3%	(5,068)	(5,086)	(0.4%)
As % of net sales	(29.4%)	(28.3%)		(24.5%)	(25.0%)		—	—	(28.9%)	(28.0%)	(30.9%)	(32.0%)		(29.1%)	(28.3%)
Other current operating income/expenses	110	(39)		(1)	2		(39)	(55)	70	(92)	(14)	5		56	(87)
Share of profit/loss of associates* and joint ventures	44	61		9	—		—	—	53	61	—	—		53	61
Net income attributable to non-controlling interests	(50)	(62)		—	—		—	—	(50)	(62)	—	—		(50)	(62)
Business operating income	4,080	4,449	(8.3%)	175	168	4.2%	(39)	(55)	4,216	4,562	453	402	12.7%	4,669	4,964	(5.9%)
As % of net sales	28.1%	29.2%		12.3%	12.2%				26.5%	27.4%	30.5%	29.8%		26.8%	27.6%
											Financial income and expenses(4)			(194)	(209)
											Income tax expense(4)			(1,073)	(1,189)
											Tax rate**			24.0%	25.0%
											Business net income			3,402	3,566	(4.6%)
											As % of net sales			19.5%	19.8%
											Business earnings per share*** (in euros)			2.64	2.73	(3.3%)

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,287.6 million in the first semester of 2016 and 1,307.2 million in the first semester of 2015.
(1)

Pursuant to IFRS 5 presentation requirement as “discontinued operations”, Animal Health business net result is reported on the single income statement line Net income from the held-for-exchange Animal Health business for 2016 and prior years. Until the closing of the transaction, Animal Health remains an operating segment of the Company.

(2)

Including Animal Health Business which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations). Additionally, Sanofi comments include Animal Health Business for every income statement line using “aggregate” wording.

(3)

As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

(4)	Aggregate amount including Animal Health business.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q2 2016(1)	Q2 2015(1)	Change
Business net income	1,680	1,840	(8.7%)
Amortization of intangible assets(2)	(433)	(489)
Impairment of intangible assets	(52)	(1)
Fair value remeasurement of contingent consideration liabilities	(38)	70
Restructuring costs and similar items	(127)	(27)
Other gains and losses, and litigation	—	—
Tax effect of items listed above:	210	161
Amortization of intangible assets	151	169
Impairment of intangible assets	16	—
Fair value remeasurement of contingent consideration liabilities	4	(21)
Other gains and losses, and litigation	—	—
Restructuring costs and similar items	39	13
Other tax items	(113)	(111)
Share of items listed above attributable to non-controlling interests	8	2
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(16)	(65)
Animal Health items(3)	58	(78)
Other Sanofi Pasteur MSD items(4)	(19)	—
Net income attributable to equity holders of Sanofi	1,158	1,302	(11.1%)
IFRS earnings per share(5) (in euros)	0.90	1.00

(1)	Animal Health reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €399 million in the second quarter of 2016 and €460 million in the second quarter of 2015.

(3)

Includes the following items: Impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as tax effect of these items, and outside basis deferred tax impact.

(4)

Includes the following items: Impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccins operations in Europe, as well as outside basis deferred tax impact.

(5)	Based on an average number of shares outstanding of 1,286.8 million in the second quarter of 2016 and 1,305.9 million in the second quarter of 2015.

€ million	H1 2016(1)	H1 2015(1)	Change
Business net income	3,402	3,566	(4.6%)
Amortization of intangible assets(2)	(877)	(988)
Impairment of intangible assets	(52)	(28)
Fair value remeasurement of contingent consideration liabilities	(67)	71
Restructuring costs and similar items	(627)	(380)
Other gains and losses, and litigation	—	—
Tax effect of items listed above:	548	473
Amortization of intangible assets	307	343
Impairment of intangible assets	16	10
Fair value remeasurement of contingent consideration liabilities	15	(14)
Other gains and losses, and litigation	—	—
Restructuring costs and similar items	210	134
Other tax items	(113)	(111)
Share of items listed above attributable to non-controlling interests	9	3
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	54	(127)
Animal Health items(3)	(13)	(154)
Other Sanofi Pasteur MSD items(4)	(19)	—
Net income attributable to equity holders of Sanofi	2,245	2,325	(3.4%)
IFRS earnings per share(5) (in euros)	1.74	1.78

(1)	Animal Health reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €809 million in the first semester of 2016 and €931 million in the first semester of 2015.

(3)

Includes the following items: Impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, and costs incurred as a result of the divestment as well as tax effect of these items.

(4)

Includes the following items: Impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccins operations in Europe, as well as outside basis deferred tax impact.

(5)	Based on an average number of shares outstanding of 1,287.6 million in the first semester of 2016 and 1,307.2 million in the first semester of 2015.

Appendix 4: Consolidated income statements

€ million	Q2 2016(1)	Q2 2015(1)(2)	H1 2016(1)	H1 2015(1)(2)
Net sales	8,143	8,577	15,926	16,629
Other revenues	165	185	310	353
Cost of sales	(2,523)	(2,702)	(4,970)	(5,268)
Gross profit	5,785	6,060	11,266	11,714
Research and development expenses	(1,279)	(1,246)	(2,514)	(2,405)
Selling and general expenses	(2,397)	(2,404)	(4,609)	(4,654)
Other operating income	48	40	265	74
Other operating expenses	(71)	(65)	(195)	(166)
Amortization of intangible assets	(433)	(489)	(877)	(988)
Impairment of intangible assets	(52)	(1)	(52)	(28)
Fair value remeasurement of contingent consideration liabilities	(38)	70	(67)	71
Restructuring costs and similar items	(127)	(27)	(627)	(380)
Operating income	1,436	1,938	2,590	3,238
Financial expenses	(112)	(131)	(241)	(262)
Financial income	38	21	50	57
Income before tax and associates and joint ventures	1,362	1,828	2,399	3,033
Income tax expense	(380)	(508)	(497)	(692)
Share of profit/loss of associates and joint ventures	5	(35)	98	(66)
Net income excluding the held for exchange Animal Health business	987	1,285	2,000	2,275
Net income from the held for exchange Animal Health Business	186	44	286	109
Net income	1,173	1,329	2,286	2,384
Net income attributable to non-controlling interests	15	27	41	59
Net income attributable to equity holders of Sanofi	1,158	1,302	2,245	2,325
Average number of shares outstanding (million)	1,286.8	1,305.9	1,287.6	1,307.2
Earnings per share (in euros) excluding the held for exchange Animal Health Business	0.76	0.96	1.52	1.70
IFRS earnings per share (in euros)	0.90	1.00	1.74	1.78

(1)	Including Animal Health Business which is reported on a single line in the consolidated income statements in accordance with IFRS 5 (Non-current held for sale and discontinued operations).
(2)

As per a change in accounting presentation, VaxServe sales of non-Group products are reported in Other revenues from 2016 onwards. Prior period Net sales and Other revenues have been represented accordingly.

Appendix 5: Change in net debt

€ million	H1 2016	H1 2015
Business net income	3,402	3,566
Depreciation amortization and impairment of property, plant and equipment and software	638	628
Net gains and losses on disposals of non-current assets, net of tax	(27)	(44)
Other non-cash items	(19)	(218)
Operating cash flow before changes in working capital(1)	3,994	3,932
Changes in working capital(1)	(753)	(181)
Acquisitions of property, plant and equipment and software	(700)	(667)
Free cash flow(1)	2,541	3,084
Acquisitions of intangibles, excluding software	(556)	(280)
Acquisitions of investments, including assumed debt(1)	(369)	(169)
Restructuring costs and similar items paid	(347)	(345)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	262	86
Issuance of Sanofi shares	17	462
Dividends paid to shareholders of Sanofi	(3,759)	(3,694)
Acquisition of treasury shares	(1,403)	(1,243)
Disposals of treasury shares, net of tax	—	1
Transactions with non-controlling interests including dividends	(9)	(16)
Foreign exchange impact	107	(391)
Other items	(231)	(50)
Change in net debt	(3,747)	(2,555)

(1)	Excluding restructuring costs and similar items

Appendix 6: Simplified consolidated balance sheet

ASSETS € million	06/30/16	12/31/15	LIABILITIES € million	06/30/16	12/31/15
			Equity attributable to equity-holders of Sanofi	54,190	58,049
			Equity attributable to non-controlling interests	157	161
			Total equity	54,347	58,210
Property, plant and equipment	9,819	9,943	Long-term debt	14,850	13,118
Intangible assets (including goodwill)	50,514	51,583	Non-current liabilities related to business combinations and to non-controlling interests	1,027	1,121
Non-current financial assets, investments in associates, and deferred tax assets	10,435	10,115	Provisions and other non-current liabilities	9,895	9,169
			Deferred tax liabilities	2,774	2,895
Non-current assets	70,768	71,641	Non-current liabilities	28,546	26,303
			Accounts payable and other current liabilities	12,607	13,259
Inventories, accounts receivable and other current assets	16,259	15,780	Current liabilities related to business combinations and to non-controlling interests	210	130
Cash and cash equivalents	6,076	9,148	Short-term debt and current portion of long-term debt	2,427	3,436
Current assets	22,335	24,928	Current liabilities	15,244	16,825
Assets held for sale or exchange	6,010	5,752	Liabilities related to assets held for sale or exchange	976	983
Total ASSETS	99,113	102,321	Total LIABILITIES & EQUITY	99,113	102,321

Appendix 7: 2016 currency sensitivity

2016 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.04

Currency exposure on Q2 2016 and 2015 sales

Currency	Q2 2016	2015*
US $	36.1%	36.3%
Euro €	24.5%	23.1%
Chinese Yuan	5.8%	5.7%
Japanese Yen	4.9%	5.4%
Brazilian Real	2.7%	2.8%
British Pound	1.9%	2.1%
Australian $	1.6%	1.4%
Canadian $	1.4%	1.5%
Russian Ruble	1.2%	1.6%
Mexican Peso	1.3%	1.8%
Others	18.6%	18.3%

*	Excluding VaxServe

Currency average rates

	Q2 2015	Q2 2016	Change
€/$	1.10	1.13	+2.2%
€/Yen	134.14	121.98	-9.1%
€/Yuan	6.85	7.38	+7.7%
€/Real	3.39	3.96	+16.8%
€/Ruble	58.12	74.35	+27.9%

Appendix 8: R&D Pipeline

N : New Molecular Entity

Registration

N LixiLan Fixed-Ratio insulin glargine+lixisenatide Type 2 diabetes, U.S., EU	Dengvaxia®(1) Mild-to-severe dengue fever vaccine

N sarilumab Anti-IL6R mAb Rheumatoid arthritis, U.S, EU	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S.

VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (3 years+)

Phase III

N SAR342434 insulin lispro Type 1+2 diabetes	Clostridium difficile Toxoid vaccine

N sotagliflozin Oral SGLT-1&2 inhibitor Type 1 diabetes	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months)

N dupilumab Anti-IL4Ra mAb Atopic dermatitis, Asthma	Pediatric pentavalent vaccine DTP-Polio-Hib Japan

N patisiran (ALN-TTR02) siRNA inhibitor targeting TTR Familial amyloidotic polyneuropathy	Men Quad TT 2nd generation meningococcal ACYW conjugate vaccine

N revusiran (ALN-TTRsc) siRNA inhibitor targeting TTR Familial amyloidotic cardiomyopathy

(1)	Approved in Brazil, Mexico, the Philippines El Salvador and Costa Rica

Phase II

dupilumab Anti-IL4Ra mAb Nasal polyposis; Eosinophilic oesophagitis	N isatuximab Anti-CD38 naked mAb Multiple myeloma	Rabies VRVg Purified vero rabies vaccine

N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	N SAR439684 PD-1 inhibitor Advanced CSCC (Skin cancer)	Tuberculosis Recombinant subunit vaccine

N SAR100842 LPA1 receptor antagonist Systemic sclerosis	N olipudase alfa rhASM Deficiency Niemann-Pick type B	Fluzone® QIV HD Quadrivalent inactivated influenza vaccine – High dose

sotagliflozin Oral SGLT-1&2 inhibitor Type 2 diabetes	N GZ402671 Oral GCS inhibitor Fabry Disease

N efpeglenatide Long-acting GLP-1 receptor agonist Type 2 diabetes	N SAR422459 ABCA4 gene therapy Stargardt disease

sarilumab Anti-IL6R mAb Uveitis	N Combination ferroquine / OZ439 Antimalarial

Phase I

N GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis	N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease

N GZ389988 TRKA antagonist Osteoarthritis	N SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid tumors	N SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy

N SAR425899 GLP-1R/GCGR dual agonist Type 2 diabetes	N SAR428926 Maytansin-loaded anti-LAMP1 mAb Cancer	N SAR407899 rho kinase Microvascular angina

N SAR438335 GLP-1R/GIPR dual agonist Type 2 diabetes	N GZ402666 neo GAA Pompe Disease	N SAR366234 EP2 receptor agonist Elevated intraocular pressure

N SAR440067 (LAPS Insulin 115) Long acting insulin analog Type 1 & 2 diabetes	N SAR339375 Anti-miR21 RNA Alport syndrome	Streptococcus pneumonia Meningitis & pneumonia vaccine

	N fitusiran (ALN-AT3) siRNA targeting Anti-Thrombin Hemophilia	Herpes Simplex Virus Type 2 HSV-2 vaccine

N UshStat® Myosin 7A gene therapy Usher syndrome 1B

Appendix 9: Expected R&D milestones

Product	Event	Timing
Dengvaxia®	Expected regulatory decision in endemic countries	Throughout 2016
dupilumab	Expected U.S. regulatory filing in Atopic Dermatitis	Q3 2016
insulin lispro	Expected SORELLA 2 Phase III top line results in Diabetes	Q3 2016
NeoGAA (GZ402666)	Expected start of Phase III trial in Pompe Disease	Q3 2016
LixiLan	Expected U.S. regulatory decision in Type 2 Diabetes	Q3 2016
sarilumab	Expected U.S. regulatory decision in Rheumatoid Arthritis	Q4 2016
Praluent®	Expected results of ODYSSEY OUTCOMES 2nd interim analysis(1)	Q4 2016
VaxiGrip® QIV IM (3 years+)	Expected EU regulatory decision	Q4 2016
sotagliflozin	Expected start of Phase III trial in Type 2 Diabetes	Q4 2016
efpeglenatide	Expected start of Phase III trial in Type 2 Diabetes	Q4 2016
isatuximab (anti-CD38)	Expected start of Phase III trial in Multiple Myeloma	Q4 2016
dupilumab	Expected start of Phase III trial in Nasal Polyposis	Q1 2017
fitusiran	Expected start of Phase III trial in Hemophilia	Q1 2017
dupilumab	Expected U.S. regulatory decision in Atopic Dermatitis	H1 2017

(1)	Second interim analysis for futility and overwhelming efficacy when 75% of the targeted number of primary events have occurred

Appendix 10: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Aggregate

Sanofi comments include Animal Health Business for every income statement line using “Aggregate” wording;

Aggregate Company sales at constant exchange rates (CER)

When we refer to changes in our Aggregate net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating Aggregate net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Aggregate Company sales at constant exchange rates for the second quarter and the first half of 2016

€ million	Q2 2016	H1 2016
Net sales	8,143	15,926
Animal Health net sales	725	1,485
Aggregate Company sales	8,868	17,411
Effect of exchange rates	+382	+610
Aggregate Company sales at constant exchange rates	9,250	18,021

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets.

•	impairment of intangible assets.

•	fair value remeasurement of contingent consideration liabilities related to business combinations.

•	other impacts associated with acquisitions (including impacts of acquisitions on associates).

•	restructuring costs(1) and similar items.

•	other gains and losses (including gains and losses on disposals of non-current assets(1)).

•	costs or provisions associated with litigation(1).

•	tax effects related to the items listed above as well as effects of major tax disputes.

•	tax (3%) on dividends paid to Sanofi shareholders.

•	Animal Health items out of business net income(2).

•	Net income attributable to non-controlling interests related to the items listed above.

•	Other items relating to the Sanofi Pasteur MSD joint venture(3).

(1)	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)

Impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items.

(3)

Elimination of the Group’s share of the business net income of Sanofi Pasteur MSD from the date when Sanofi and Merck announced their intention to end their joint venture, plus an income tax charge arising from the taxable temporary differences relating to the investment in the joint venture